EXHIBIT 4.1

FIFTH AMENDMENT TO LOAN AND SECURITY AGREEMENT
AND ASSUMPTION AGREEMENT

THIS FIFTH AMENDMENT TO LOAN AND SECURITY AGREEMENT AND ASSUMPTION AGREEMENT (this "Agreement") is made and entered into as of June 30, 2003, by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Borrower"), each of the subsidiaries of Borrower as guarantors ("Guarantors"), **FLEET CAPITAL CORPORATION**, a Rhode Island corporation ("Agent"), in its capacity as collateral and administrative agent for the Lenders (as defined in the Loan Agreement referenced below); **CONGRESS FINANCIAL CORPORATION (SOUTHERN)**, as Co-Agent ("Co-Agent"); and Lenders.

Recitals:

Lenders, Agent, Co-Agent, Guarantors and Borrowers are parties to a certain Loan and Security Agreement dated May 14, 2002, as amended (as at any time amended, the "Loan Agreement"), pursuant to which Lenders agreed to make certain loans and other extensions of credit to Borrower from time to time, subject to the terms and conditions contained therein.

Borrower has requested that Agent and Lenders consent to the creation of Masland Carpets, LLC, a Georgia limited liability company and a wholly-owned subsidiary of Borrower ("Masland") and the transfer and contribution of the assets of Borrower that constitute the Masland division of Borrower to Masland (the "Contributed Assets").

Pursuant to Section 9.1.15 of the Loan Agreement, Agent and Lenders agreed that so long as no Event of Default exists at the time or would result therefrom, Agent and Lenders would consent to the formation of Masland, subject to the terms and conditions contained therein and herein.

Agent and Lenders are willing to confirm their consent to the formation of Masland, subject to the terms and conditions contained herein.

NOW, THEREFORE, for TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   **Definitions.** All capitalized terms used in this Agreement, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Loan Agreement.

2.   **Assumption.** Pursuant to that certain Joinder Agreement and that certain Security Agreement each dated of even date herewith, Masland has agreed to be bound by the terms of the Loan Agreement as a Guarantor and has granted a security interest and lien in all of its assets to Agent, for the benefit of itself, Lenders and the other Secured Parties, to secure its guaranty and all of the Obligations. By its signature below, Masland hereby assumes all liabilities associated with the Contributed Assets and agrees to punctually pay, perform and discharge all of the Obligations, including, but not limited to, all Loans made heretofore and hereafter by any or all Lenders pursuant to the Loan Agreement or any of the other Loan Documents. Notwithstanding

the foregoing, Borrower and the other Guarantors also shall continue to be liable for the payment and performance of all of the Obligations.

3.   **Amendments to Loan Agreement.** The Loan Agreement is hereby amended as follows:

(a)   By deleting the definition of "Eligible Obligor" from Appendix A to the Loan Agreement and by substituting the following new definition in lieu thereof:

<u>Eligible Obligor</u> - each of Borrower, Candlewick, Fabrica, Bretlin and Masland.

(b)   By adding the following new definition of "Masland" to Appendix A of the Loan Agreement, in proper alphabetical sequence:

<u>Masland</u> - Masland Carpets, LLC, a Georgia limited liability company with its chief executive office and principal place of business at 185 South Industrial Boulevard, Calhoun, Georgia 30701.

(c)   By substituting in Section 6.1 a reference to "for the benefit of itself as Agent, and for the benefit of the Lenders and the other Secured Parties" in lieu of the reference to "for the benefit of itself as Agent and for the benefit of the Secured Parties."

(d)   By deleting the Schedules to the Loan Agreement and by substituting in lieu thereof the Schedules attached to this Amendment.

4.   **Reaffirmation and Regrant of Security Interest.** Borrower and Masland each acknowledges and agrees that, (i) notwithstanding the transfer of the Contributed Assets, all of their respective Properties constitute Collateral under the Loan Documents and are subject to the Lien of Agent, for the benefit of itself, Lenders and the other Secured Parties, (ii) nothing contained in this Agreement shall constitute a release by Agent of its Lien in any of the Collateral, and (iii) the Lien of Agent shall continue in the Contributed Assets, notwithstanding their transfer to Masland and shall constitute a first priority security interest and Lien therein. To secure the prompt payment and performance to Agent, Lenders and the other Secured Parties of all of the Obligations, Borrower and each Guarantor (each an "Obligor") hereby grants and regrants to Agent, for the benefit of itself, Lenders, and the other Secured Parties, a continuing security interest in and Lien upon all of such Obligor's assets, including all of the following Property and interests in Property of such Obligor, whether now owned or existing or hereafter created, acquired or arising and wheresoever located:

(i)   All Accounts;

(ii)   All Inventory;

(iii)   All Letter-of-Credit Rights;

(iv)   All Supporting Obligations;

(v)   All Commercial Tort Claims;

(vi)   All Equipment;

(vii)   All Instruments;

(viii) All Chattel Paper, including Electronic Chattel Paper and Tangible Chattel Paper;

(ix)   All Documents;

(x)   All General Intangibles, including all Payment Intangibles and all Software;

(xi)   All Deposit Accounts;

(xii)   All Investment Property (but excluding any portion thereof that constitutes Margin Stock unless otherwise expressly provided in any Security Documents);

(xiii) All monies now or at any time or times hereafter in the possession or under the control of Agent or a Lender or a bailee or Affiliate of Agent or a Lender, including any Cash Collateral in the Cash Collateral Account;

(xiv)   All accessions to, substitutions for and all replacements, products and cash and non-cash proceeds of (i) through (xiii) above, including proceeds of and unearned premiums with respect to insurance policies insuring any of the Collateral and claims against any Person for loss of, damage to or destruction of any of the Collateral; and

(xv)   All books and records (including customer lists, files, correspondence, tapes, computer programs, print-outs, and other computer materials and records) of such Obligor pertaining to any of (i) through (xiv) above.

Capitalized terms used in clauses (i) through (xv) above shall have the meanings ascribed to such terms in the UCC and the Loan Agreement.

5.   Ratification and Reaffirmation. Each Obligor hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of such Obligor's covenants, duties, indebtedness and liabilities under the Loan Documents.

6.   Acknowledgments and Stipulations. Each Obligor acknowledges and stipulates that the Loan Agreement and the other Loan Documents are legal, valid and binding obligations of such Obligor that are enforceable against such Obligor in accordance with the terms thereof; all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by such Obligor); and the security interests and Liens granted by each Obligor in favor of Agent, for the benefit of itself, Lenders and the other Secured Parties, are duly perfected, first priority security interests and Liens.

7.   Representations and Warranties.   All representations and warranties made under the Loan Agreement and the other Loan Documents by an Obligor shall be deemed to be reaffirmed on each date that a request for a Loan under the Loan Agreement is made by Borrower. Each Obligor represents and warrants to Agent and Lenders, to induce Agent and Lenders to enter into this Agreement, that no Default or Event of Default exists on the date hereof; the execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of each Obligor and this Agreement has been duly executed and delivered by each Obligor; and except to the extent otherwise disclosed by an Obligor to Agent and Lenders in writing, all of the representations and warranties made by an Obligor in the Loan Agreement are true and correct on and as of the date hereof.

8.   No Waiver.   In no event shall Agent's and Lenders' entry into this Agreement or their making of additional Loans to Borrower be deemed to constitute a waiver by Agent or any Lender of any Event of Default in existence on the date hereof or of each Obligor's continuing obligation to comply with all of the terms and conditions of the Loan Agreement and the other Loan Documents.

9.   Expenses of Agent.   Borrower agrees to pay, **on demand**, all costs and expenses incurred by Agent in connection with the preparation, negotiation and execution of this Agreement and any other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements thereto, including, without limitation, the costs and fees of Agent's legal counsel and any taxes or expenses associated with or incurred in connection with any instrument or agreement referred to herein or contemplated hereby.

10.   Effectiveness; Governing Law.   This Agreement shall be effective upon execution by Borrower and Guarantors and acceptance by Agent in Atlanta, Georgia (notice of which acceptance is hereby waived), whereupon the same shall be governed by and construed in accordance with the internal laws of the State of Georgia.

11.   Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

12.   No Novation, etc.   Except as otherwise expressly provided in this Agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This Agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

13.   Counterparts; Telecopied Signatures.   This Agreement may be executed in any number of counterparts and by different parties to this Agreement on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

14.   Further Assurances.   Obligors agree to take such further actions as Agent shall request from time to time in connection herewith to evidence or give effect to the agreements and amendments set forth herein or any of the transactions contemplated hereby.

15.   **Section Titles**. Section titles and references used in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto.

16.   **Waiver of Jury Trial. To the fullest extent permitted by Applicable Law, the parties hereto each hereby waives the right to trial by jury in any action, suit, counterclaim or proceeding arising out of or related to this Agreement**.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal, and delivered by their respective duly authorized officers on the date first written above.


FLEET CAPITAL CORPORATION,
as Agent and a Lender
By: /s/ Elizabeth Waller
   Title: Senior Vice President

**CONGRESS FINANCIAL
CORPORATION (SOUTHERN)**,
as Co-Agent and a Lender
By: /s/ Fred Ernst
   Title: Vice President

LASALLE BUSINESS CREDIT, LLC,
successor by merger to LaSalle Business Credit,
Inc., as a Lender
By: /s/ Joe Fudacz
   Title: Senior Vice President

WELLS FARGO FOOTHILL, INC.
(formerly known as Foothill Capital Corporation),
as a Lender
By: /s/ Juan Barerra
   Title: Vice President


<u>ACCEPTED AND AGREED TO</u>:

THE DIXIE GROUP, INC.
("Borrower")
By: /s/ Gary A. Harmon
   Title: Vice President and Chief Financial Officer

FABRICA INTERNATIONAL, INC.,
formerly known as Fabrica International
("Guarantor")
By: /s/ Gary A. Harmon
   Title: Vice President

BRETLIN, INC.
("Guarantor")
By: /s/ Gary A. Harmon
   Title: Vice President

CANDLEWICK YARNS, INC.
("Guarantor")
By: /s/ Gary A. Harmon
   Title: Vice President

CHROMA TECHNOLOGIES, INC.
("Guarantor")
By: /s/ Gary A. Harmon
   Title: President

DIXIE GROUP LOGISTICS, INC.
("Guarantor")
By: /s/ Gary A. Harmon
   Title: Vice President

MASLAND CARPETS, LLC
("Guarantor")
By: /s/ Gary A. Harmon
   Title: Vice President